Filed by Golden Oval Eggs, LLC pursuant To Rule 425 Under the Securities Act of 1933 Subject Company: Golden Oval Eggs, LLC Commission File No.: 333-112533

[GOLDEN OVAL EGGS LETTERHEAD]

March 4, 2004

Dear Golden Oval Eggs Shareholder:

        As promised in our last correspondence, we want to provide you with a brief update regarding our pending registration with the Securities and Exchange Commission (SEC) for the possible conversion to a Limited Liability Company (LLC). Although we are unable to give you definite dates at this time, we will attempt to give you a general timeline for informational meetings and the 10th Annual Meeting.

Timing of Annual Meeting and Informational Meetings

        The Board of Directors and Management prepared disclosure materials and a registration statement that were submitted to the SEC in early February. The SEC is now examining the documents; GOE expects to receive comments from the SEC in early March. GOE will need to respond to the SEC's comments and amend the registration statement before it is declared effective by the SEC.

        Once the registration statement is deemed effective, we will distribute the disclosure materials to GOE's shareholders. We will also schedule informational meetings to be held as soon as practical after the registration becomes effective. Our goal is to hold these meetings during the month of April, but those meetings can only be scheduled after the SEC registration process has been completed. It is our intention to hold the Annual Meeting during this period also, possibly on the same day as one of the informational meetings. We understand that many shareholders have varied levels of experience with the conversion of a cooperative to an LLC. We intend to provide you with all material information needed to make a decision about our future and give you the opportunity to discuss any concerns you may have. If these timelines are met, we hope to be able to present our members with the opportunity to vote on the proposed plan by the end of April.

Corn Delivery Change

        If GOE's members approve the plan and the conversion is completed, each member will obtain "units" issued by the LLC in exchange for the GOE shares currently held by that member. As part of the conversion, we also intend to terminate the corn delivery program, so as to no longer require corn delivery by our members. Due to the anticipated timing of the vote, we will suspend corn delivery by our members for the third period of fiscal 2004 (May to August). If the vote to convert to an LLC fails, we will plan to resume the corn delivery program in September.

Current Egg Market

Liquid Whole Egg Price
Per Pound

        * 2004 data point represents prices through January 2004 only

        We have included a table illustrating the average annual price for liquid egg products since 1994. The egg markets continue to experience strong demand. In addition to all of the other recent positive news regarding egg consumption as part of a healthy overall diet, eggs have and continue to benefit from the current trend in high-protein-low carbohydrate diets. It has been estimated there are now more than 35 million Americans on some form of these types of diet.

Construction at Thompson Complex Continues

        Construction is underway on barns 10, 11 and 12 on the west side of the Thompson complex. The three layer barns are expected to provide an additional 25 million pounds of eggs. The existing brooder and starter buildings should be able to supply the three layer barns, and the new volume will help optimize the current configuration of breaking machines at Thompson. We anticipate the first barn's production beginning in May.

Feed Mill Construction

        The feed mill construction at Thompson continues and we hope to be producing our own feed by August. Snow and bitter cold slowed the progress only briefly. GOE will own and operate the feed mill, which will include an overhead feed delivery system.

Avian Influenza

        There have been numerous reports in recent weeks about outbreaks of avian influenza (AI) in the U.S. AI occurs every year and eggs, even from flocks with low pathogenic AI, have not been shown to pose any human health risks. The AI found in the U.S. is not the same type as in Asia. Further information on avian influenza can be found at the Centers for Disease Control website www.cdc.gov/flu/avian. In response to the increased outbreaks of AI, we have increased our biosecurity measures at each complex. In addition, once again we are not allowing any visitors on GOE property. We appreciate your cooperation in helping us protect your investment.

Fiscal Year 2004

        We've had a strong start to this fiscal year with favorable market conditions and financial performance. During this period of registration with the SEC, referred to as "the quiet period", we are restricted as to the amount of information we can provide to shareholders. We look forward to the upcoming shareholder meetings where we will be able to provide up-to-date, detailed information regarding our financial performance. Meeting notices will be mailed when the dates and times have been scheduled.

Sincerely,
/s/ DANA PERSSON
Dana Persson President & CEO	/s/ MARVIN BREITKREUTZ Marvin Breitkreutz Chairman, Board of Directors

Golden Oval Eggs, LLC (the "LLC"), a wholly owned subsidiary of Midwest Investors of Renville, Inc. d.b.a. "Golden Oval Eggs" (the "Cooperative") has filed a registration statement on Form S-4 (File No. 333-112533) with the Securities and Exchange Commission (the "SEC") in order to allow for the occurrence of the possible conversion described above. Once the registration statement is declared effective by the SEC, a joint proxy statement—prospectus will be distributed for free to the Cooperative's members. Members of the Cooperative are urged to read the joint proxy statement—prospectus because it will contain important information about the Cooperative and the LLC, the conversion and related matters. Members will also be able to obtain a free copy of the joint proxy statement—prospectus at the SEC's web site (www.sec.gov).

        This communication contains forward-looking statements that involve future events, our future performance and our expected future operations and actions. In some cases you can identify forward-looking statements by the use of words such as "may," "will," "should," "anticipate," "believe," "expect," "plan," "future," "intend," "could," "estimate," "predict," "hope," "potential," "continue," or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties. Our actual results or actions could and likely will differ materially from these forward-looking statements for many reasons and, possibly, due to events that are beyond our control. We are not under any duty to update the forward-looking statements contained in this communication. We cannot guarantee future results, levels of activity, performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this communication.